Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

 April 28, 2009

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on April 28, 2009.

Item 4

Summary of Material Change

Gammon Gold to Release First Quarter Financial Results on May 13, 2009

Item 5

Full Description of Material Change

Gammon Gold Inc. ("Gammon Gold") (TSX:GAM and NYSE:GRS) is pleased to announce that the Company’s quarterly financial results for the three month period ended March 31, 2009 will be released before the market opens on Wednesday, May 13, 2009. The financial statements will be available on the Company’s website at www.gammongold.com or www.sedar.com.

A webcast and conference call will be held on Wednesday, May 13, 2009 starting at 10:00 am Eastern Time (11:00 am Atlantic Time). Senior management will be on hand to discuss the results.

Conference Call Access:

  Toll Free: 1-800-732-1073

When the Operator answers please ask to be placed into the Gammon Gold First Quarter 2009 Results Conference Call.

Live Webcast:

The event will be broadcast live on the internet via webcast. To access the webcast please follow the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2547600

Archive Call Access:

If you are unable to attend the conference call, a replay will be available until midnight, Thursday, April 2, 2009 by dialing the appropriate number below:

  Local Toronto Participants: 1-416-640-1917 Passcode: 21304051#

  North America Toll Free: 1-877-289-8525 Passcode: 21304051#

  Outside North America: 1-416-640-1917 Passcode: 21304051#

Archive Webcast:

The webcast will be archived for 365 days by following the link provided below:
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2547600 or via the Company’s website at www.gammongold.com.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

Scott Perry Chief Financial Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This press release uses certain terms, such as "measured," "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC. US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian legislation. All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Gammon Gold, are forward-looking statements (or forward-looking information) that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Gammon Gold’s expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled "Risk Factors" in Gammon Gold’s Form 40-F and Annual Information Form as filed with the United States Securities and Exchange Commission. Although Gammon Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended.

There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Gammon Gold does not undertake to update any forward-looking statements that are included herein, except in accordance with applicable securities laws.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

René Marion
Chief Executive Officer
Gammon Gold Inc.
Tel: 902-468-0614

Item 9

Date of Report

April 28, 2009